Impact capital

Australia's Leading Legal Lender

P 1300 552 332
F 1300 727 390
E info@impactcapital.com.au
W www.impactcapital.com.au
PO Box 7111 Riverside Centre
Brisbane Queensland 4001
ABN 22 094 503 385

Brisbane
Sydney
Melbourne
Perth
Auckland

09045329

19 January 2008

SEC No. 82-34925

Filing Desk
US Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

SUPPL

Dear Sir/ Madam,

The attached paper relates to a submission by the Company under Rule 12g3-2(b) in respect to the month of December 2008.

Sincerely,

Alison Hill

3

dw 2/17

Ask FUNDING money when it matters

ASX / MEDIA RELEASE 1 DECEMBER 2008

CHANGE OF NAME AND ASX CODE

The Directors wish to advise that, further to the special resolution passed by shareholders at the recent Annual General Meeting, the Company did on the 26th November 2008 change its name

from: Impact Capital Limited
ACN: 094 503 385

to: **Ask Funding Limited**
ACN: 094 503 385

ASX Code

As a result of the change of name the Company's ASX Code will be changed from "ICD" to "AKF" effective from 3rd December 2008.

ABOUT ASK FUNDING

Ask Funding Limited was the first mainstream pre-settlement lender to list on the Australian Securities Exchange.

The company's main product offerings relate to:

- Personal injury claims;
- Matrimonial settlements;
- Inheritance Funding; and
- Outlay disbursement funding for key legal firms and their clients.

For further information please contact:

Russell Templeton	Alison Hill
Managing Director	Chief Financial Officer and Company Secretary
+ 61 (0) 7 3211 8000	+ 61 (0) 7 3211 8000
+ 61 (0) 407 639 622	+ 61 (0) 411 488 850

ALISON HILL
PO BOX 7111
RIVERSIDE CENTRE QLD 4001

Certificate of Registration on Change of Name

This is to certify that

IMPACT CAPITAL LIMITED

Australian Company Number 094 503 385

did on the twenty-sixth day of November 2008 change its name to

ASK FUNDING LIMITED

Australian Company Number 094 503 385

The company is a public company.

The company is limited by shares.

The company is registered under the Corporations Act 2001 and is taken to be registered in Victoria and the date of commencement of registration is the eighteenth day of September, 2000.

CERTIFICATE

Issued by the
Australian Securities and Investments Commission
on this twenty-sixth day of November, 2008.

END

Anthony Michael D'Aloisio
Chairman